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Triumph Wine Group LLC

Approachable Luxury

Amount Raised	Investors	Days Left
$0	0	127

triumphwinegroup.com   Napa, CA    Follow for updates

Pitch   Team   Fundraising   Questions   Comments

Reg CF Offering Summary

Anyone can invest within SEC-defined limits in Regulation CF offerings.

Amount Raised	$0.00
Investors	0
Security Type	Class (A) Preferred Membership Unit
Shares Offered	2,000
Offering Min	$150,000
Offering Max	$1,000,000
🗎 Investor Acknowledgement	View
🗎 Subscription Agreement	View

Additional Details

Pre-Money Valuation	$250,000
Max Equity Offered	88.89%
Price Per Share	$500.00
Option Pool	N/A

Diligence Documents

🗎 Offering Statement	View

📄 Appendix A to Offering Statement (Operating Agreement)		View
📄 Risk Factors (also viewable in "Offering Statement")		View
📄 Reviewed Financial Statements 2016		View
📄 Reviewed Financial Statements 2017		View
📄 Business Plan		View
📄 Investor Benefits		View

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